Filed by Cheche Group Inc. and Cheche Technology Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company: Prime Impact Acquisition I

Commission File No.: 001-39501

Date: September 14, 2023

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 14, 2023

PRIME IMPACT ACQUISITION I

(Exact name of registrant as specified in its charter)

Cayman Islands	001-39501	98-1554335
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

123 E San Carlos Street, Suite 12

San Jose, California 95112

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (650) 825-6965

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A Ordinary Share and one-third of one Warrant to acquire one Class A Ordinary Share	PIAI.U	The New York Stock Exchange
Class A Ordinary Shares, par value $0.0001 per share	PIAI	The New York Stock Exchange
Warrants, each whole Warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50	PIAI.W	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01	Other Events.

As previously announced, on January 29, 2023, Prime Impact Acquisition I, a Cayman Islands exempted company (“SPAC”), Cheche Group Inc., a Cayman Islands exempted company (“Holdings”), Cheche Merger Sub Inc., a Cayman Islands exempted company and wholly owned direct subsidiary of Holdings (“Merger Sub”), and Cheche Technology, Inc., a Cayman Islands exempted company (the “Company”), entered into a business combination agreement (the “Business Combination Agreement”), pursuant to which, among other things, (a) on the closing date of the transactions contemplated by the Business Combination Agreement (the “Closing Date”), SPAC will merge with and into Holdings (the “Initial Merger”), with Holdings surviving the Initial Merger (Holdings, in its capacity as the surviving corporation of the Initial Merger, is sometimes referred to herein as the “Surviving Corporation”) and (b) on the Closing Date, following the Initial Merger, Merger Sub will merge with and into the Company (the “Acquisition Merger” and together with the Initial Merger, the “Proposed Transaction”), with the Company surviving the Acquisition Merger as a wholly owned subsidiary of the Surviving Corporation.

As described in the definitive proxy statement/prospectus, as supplemented, filed with the SEC by Holdings, SPAC, Holdings and the Company will not consummate the transactions contemplated by the Business Combination Agreement, including the Proposed Transaction, without first completing the China Securities Regulatory Commission (the “CSRC”) filing and receiving approval from the CSRC under the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies promulgated by the CSRC on February 17, 2023 (the “Overseas Listing Trial Measures”), even if the securityholders of SPAC have approved the Business Combination Agreement in an extraordinary general meeting.

On September 14, 2023, the CSRC issued its approval under the Overseas Listing Trial measures.

Forward Looking Statements

The information referred to herein includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements also include, but are not limited to, statements regarding projections, estimates and forecasts of revenue and other financial and performance metrics, projections of market opportunity and expectations, the estimated implied enterprise value of the combined entity (the “Combined Company”) pursuant to the transactions contemplated by the Business Combination Agreement (the “Proposed Transaction”), the Company’s ability to scale and grow its business, the advantages and expected growth of the Combined Company, the Combined Company’s ability to source and retain talent, the cash position of the Combined Company following closing of the Proposed Transaction, the SPAC’s and the Company’s ability to consummate the Proposed Transaction, and expectations related to the terms and timing of the Proposed Transaction, as applicable. These statements are based on various assumptions, whether or not identified in the information referred to herein, and on the current expectations of the SPAC’s and the Company’s management and are not predictions of actual performance.

These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. Although each of the SPAC and the Company believes that it has a reasonable basis for each forward-looking statement contained in the information referred to herein, each of the SPAC and the Company cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there will be risks and uncertainties described in the proxy statement/prospectus included in the registration statement relating to the Proposed Transaction, which is expected to be filed by the Combined Company with the Securities and Exchange Commission (the “SEC”) and other documents filed by the Combined Company or the SPAC from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Neither the SPAC nor the Company can assure you that the forward-looking statements in the information referred to herein will prove to be accurate.

These forward-looking statements are subject to a number of risks and uncertainties, including, among others, the ability to complete the Proposed Transaction due to the failure to obtain approval from the SPAC’s shareholders or satisfy other closing conditions in the Business Combination Agreement, the occurrence of any event that could give rise to the termination of the Business Combination Agreement, the ability to recognize the anticipated benefits of the Proposed Transaction, the amount of redemption requests made by the SPAC’s public shareholders, costs related to the Proposed Transaction, the impact of the global COVID-19 pandemic, the risk that the Proposed Transaction disrupts current plans and operations as a result of the announcement and consummation of the Proposed Transaction, the outcome of any potential litigation, government or regulatory proceedings, and other risks and uncertainties, including those to be included under the heading “Risk Factors” in the registration statement to be filed by the Combined Company with the SEC and those included under the heading “Risk Factors” in the annual report on Form 10-K for year ended December 31, 2022 of the SPAC and in its subsequent quarterly reports on Form 10-Q and other filings with the SEC. There may be additional risks that neither the SPAC nor the Company presently know or that the SPAC and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, nothing in the information referred to herein should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. The forward-looking statements in the information referred to herein represent the views of the SPAC and the Company as of the date of the agreements and information presented herein. Subsequent events and developments may cause those views to change. However, while the SPAC and the Company may update these forward-looking statements in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward- looking statements as representing the views of the SPAC or the Company as of any date subsequent to the date of the agreements and information presented herein referred to herein. Except as may be required by law, neither the SPAC nor the Company undertakes any duty to update these forward-looking statements.

Additional Information and Where to Find It

In connection with the Proposed Transaction, the SPAC and the Company caused a registration statement on Form F-4 filed with the SEC, which includes a proxy statement to be distributed to the SPAC’s shareholders in connection with the SPAC’s solicitation for proxies for the vote by the SPAC’s shareholders in connection with the Proposed Transaction and other matters as described in the registration statement, as well as a prospectus relating to the Company’s securities to be issued in connection with the Proposed Transaction. The SPAC’s shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus and any amendments thereto and the definitive proxy statement/prospectus, in connection with the SPAC’s solicitation of proxies for its special meeting of shareholders held to approve, among other things, the Proposed Transaction, because these documents will contain important information about the SPAC, the Company and the Proposed Transaction. Shareholders may obtain a copy of the preliminary and definitive proxy statement/prospectus included in the registration statement, as well as other documents filed with the SEC regarding the Proposed Transaction and other documents filed with the SEC, without charge, at the SEC’s website located at www.sec.gov.

Participants in the Solicitation

The SPAC, the Company and their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from the SPAC’s shareholders in connection with the Proposed Transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of the SPAC’s shareholders in connection with the Proposed Transaction will be set forth in the proxy statement/prospectus included in the registration statement to be filed with the SEC in connection with the Proposed Transaction. You can find more information about the SPAC’s directors and executive officers in the SPAC’s final prospectus related to its initial public offering dated September 9, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully before making any investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

The information referred to herein is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transaction, and does not constitute an offer to sell or the solicitation of an offer to buy any securities of the SPAC, the Company or the Combined Company, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Prime Impact Acquisition I

By:	/s/ Mark Long
Name:	Mark Long
Title:	Co-Chief Executive Officer

Dated: September 14, 2023